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July 18, 2012

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Energy Total Return Fund, Inc.

  Registration Statement on Form N-2 (File Nos. 333-172410 and 811-21750)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson Energy Total Return Fund, Inc. (the “Company”), is Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Company’s Registration Statement on Form N-2 originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2011 and declared effective on June 11, 2011, after filing Pre-Effective Amendment No. 1 with the Commission on April 21, 2011 (the “Initial Registration Statement”).

Post-Effective Amendment No. 1 updates the Initial Registration Statement including incorporating by reference the Company’s financial statements, financial highlights, the accompanying notes thereto, and the report of the Company’s independent registered public accountants contained in the Company’s Annual Report to Stockholders on Form N-CSR for the fiscal year ended November 30, 2011, filed by it with the Commission on February 7, 2012.

The Company respectfully requests the Staff’s assistance in completing review of Post-Effective Amendment No. 1 as soon as possible. Please advise us if we can provide any information or assistance to facilitate your review. Please direct any comments or questions regarding Post-Effective Amendment No. 1 to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures)
David	S. Shladovsky, Esq., Kayne Anderson (w/ enclosures)
David	A. Hearth, Esq., Paul Hastings (w/enclosures)